Via Facsimile and U.S. Mail
Mail Stop 6010

November 18, 2008

Leland F. Wilson
President and Chief Executive Officer
VIVUS, Inc.
1172 Castro Street
Mountain View, CA 94040

Re: VIVUS, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Period Ended June 30, 2008
File No. 1-33389

Dear Mr. Wilson:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief